Exhibit 99.1

Draganfly Completes Over 300 EMS Drone

Delivery Test Flights in Texas

Draganfly, a global UAV leader, has successfully completed over 300 daytime test flights as it prepares to begin night flight training and testing

Los Angeles, CA. October 28, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has successfully completed over 300 daytime drone delivery test flights with EMS personnel in Texas.

Draganfly is currently in Phase 1 of its agreement with Coldchain Technology Services, LLC (“Coldchain Delivery Systems”). In Spring Branch, Texas, the Company is working with emergency crews on the development and training of how to properly pilot drones and handle deliveries in emergency, medical and disaster response situations. The intake includes professional drone operators and former US Air Force (USAF) personnel who have operational and piloting experience on multiple drone systems including the MQ-9 Reaper RPA.

Pilots and personnel are being taken through various scenarios while learning the drone techniques required to meet rigorous standards. Trained operators will support first responders by providing critical equipment, medical supplies and data during active emergency and disaster relief operations.

According to Beroe Inc., the EMS market for drone services is estimated to grow by 25% between 2019 and 2025. The use of drones to deliver supplies, medicines and vaccines is seen as a key step forward in supply chain innovation by medical supply, equipment and pharmaceutical companies.

100 of Draganfly’s successful daytime test flights were completed with its innovative temperature managed payload box, which can transport up to 15 pounds of medical supplies including vaccines and testing kits. The Draganfly payload box is uniquely top mounted to make deliveries safer and more accessible.

Initial night flight training and testing is being scheduled to commence. The data collected from Draganfly’s daytime and night flight tests will be submitted to the Federal Aviation Administration (FAA) for approval to enter Phase 2 of its agreement with Coldchain Delivery Systems. Feedback from EMS personnel is also being used to improve Draganfly’s training module and develop industry standards.

“We are thrilled by the learnings and results we have seen from our daytime flight tests. Draganfly has a long and proud history of supporting EMS services globally, particularly with search and rescue. A Draganflyer drone was credited as the first drone to save a human life. That drone now resides in the Smithsonian National Air and Space Museum. Advances in our engineering, logistics and Artificial Intelligence capabilities are positioning us to be able to actively support operations during live deployments,” said Cameron Chell, CEO of Draganfly.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins
Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Coldchain Delivery Systems

Coldchain Delivery Systems is the leader in time and temperature-sensitive medical material management integrating proven systems with the documentation fundamental to accreditation and effective Quality Control Systems. Coldchain Delivery Systems’ remote monitoring system, pre-qualified thermal shippers, inventory control, fulfillment, and QAQC solutions ensure the Integrity and Security of its client’s product.

For more information, visit: https://coldchain-tech.com/.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s drone delivery test flights and its agreement with Coldchain Delivery Systems. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.